UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14F-1
Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 Thereunder
Commission file number: 000-12957
ENZON PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its corporate charter)
Delaware (State or other jurisdiction of incorporation or organization)	22-2372868 (I.R.S. Employer Identification No.)
20 Commerce Drive (Suite 135) Cranford, New Jersey (Address of Principal Executive Offices)	07016 (Zip Code)
(732) 980-4500
Registrant’s telephone number, including area code:
Not Applicable
(Former Address of Principal Executive Offices and Zip Code)
Approximate Date of Mailing: February 26, 2026

INFORMATION STATEMENT
PURSUANT TO SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER
NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS
February 26, 2026
THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF ENZON PHARMACEUTICALS, INC. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO TAKE ANY ACTION.
Schedule 14F-1
You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement to “Company,” “Enzon”, “we,” “us,” and “our” refer to Enzon Pharmaceuticals, Inc.
INTRODUCTION
This Information Statement is being mailed on or about February 26, 2026 to holders of record of Enzon’s common stock, par value $0.01 per share (the “Enzon Common Stock”), and Enzon’s Series C Non-Convertible Redeemable Preferred Stock, par value $0.01 per share (the “Enzon Series C Preferred Stock”) of Enzon Pharmaceuticals, Inc., a Delaware corporation (the “Company” or “Enzon”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in the majority control of the Company’s Board of Directors (the “Board of Directors” or the “Board”) other than by a meeting of the Company’s stockholders.
You are receiving this Information Statement in connection with the expected designation of new members to the Board of Directors of the Company in connection with the Agreement and Plan of Merger (the “Original Merger Agreement”), dated as of June 20, 2025, by and between Enzon, EPSC Acquisition Corp. (“Merger Sub”), and Viskase Companies, Inc. (“Viskase”), as amended by the First Amendment to the Agreement and Plan of Merger, dated October 24, 2025 (the “Merger Agreement Amendment,” and, together with the Original Merger Agreement, as it may be further amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”). Pursuant to the terms of, and subject to the conditions set forth in, the Merger Agreement, Merger Sub will merge with and into Viskase, with Viskase surviving the Merger as a wholly owned subsidiary of Enzon, and the separate corporate existence of Merger Sub will cease (the “Merger”), and promptly thereafter, Viskase will convert to a limited liability company under Delaware law. If the Merger is completed, the combined company will operate under the name “Viskase Holdings, Inc.” (the “Combined Company”) and its common stock will be quoted on the OTCQB tier of the OTC Markets Group, Inc. (the “Combined Company Common Stock”).
As part of the closing of the transactions contemplated by the Merger Agreement (the “Closing”), the Company will implement the following changes in management and the Board of Directors effective upon the Closing:
(i)
Mr. Thomas D. Davis, who is currently the Chief Executive Officer of Viskase, will become the Chief Executive Officer of the Combined Company;

(ii)
Mr. Richard L. Feinstein, who is currently the Chief Executive Officer, Chief Financial Officer and Secretary of Enzon, will resign;

(iii)
each of Mr. Jaffrey (Jay) A. Firestone and Mr. Stephen T. Wills, each of whom is currently a member of the Board of Directors of Enzon, will resign as a director of Enzon;

(iv)
the size of the Board of Directors of the Combined Company will be increased to seven (7) individuals and each of Robert Flint, Colin Kwak, Dustin DeMaria, Kenneth Shea and Peter K. Shea (the “New Directors”) will be appointed to fill the vacancies on the Board; and

(v)
the officers of Viskase immediately prior to the Closing will become the officers of the Combined Company until his or her respective successor is duly elected or appointed and qualified or until his or her earlier death, resignation or removal in accordance with the Combined Company’s organizational documents and applicable law.

Please read this information statement carefully. It contains certain biographical and other information concerning the New Directors and the individuals who will serve as officers of the Combined Company following the Closing.
Except where the context otherwise indicates, the information concerning Enzon contained in or incorporated by reference into this Information Statement has been provided by Enzon, and the information concerning Viskase contained in this Information Statement has been provided by Viskase. Enzon has relied on Viskase to provide such information and has not independently verified the information provided by Viskase. Enzon has also relied on Viskase’s representations and warranties related to such information in the Merger Agreement.
THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER. THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF ENZON.
NO ACTION IS REQUIRED BY YOU IN CONNECTION WITH THIS INFORMATION STATEMENT.
WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO SEND A PROXY OR TAKE ANY ACTION.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS
Merger Agreement
On June 20, 2025, Enzon, Merger Sub, and Viskase entered into the Original Merger Agreement, which agreement was amended on October 24, 2025, pursuant to the terms of the First Amendment to the Merger Agreement. Pursuant to the terms of, and subject to the conditions set forth in, the Merger Agreement, Merger Sub will merge with and into Viskase, with Viskase surviving the Merger as a wholly owned subsidiary of Enzon, and the separate corporate existence of Merger Sub will cease, and promptly thereafter, Viskase will convert to a limited liability company under Delaware law. If the Merger is completed, the Combined Company will operate under the name “Viskase Holdings, Inc.” and its common stock will be quoted on the OTCQB tier of the OTC Markets Group, Inc.
Consent Solicitation
On January 30, 2026, Enzon commenced a consent solicitation (the “Consent Solicitation”) for its stockholders to provide written consents relating to:
(i)
an amendment to the Company’s Amended and Restated Certificate of Incorporation (the “Enzon Charter,” and such amendment, the “Enzon Charter Amendment”) to effect the consolidation of the issued and outstanding shares of the Company’s common stock, $0.01 par value per share (the “Enzon Common Stock”) at a ratio of 1 for 100 (the “Reverse Stock Split” and, such proposal, the “Reverse Stock Split Proposal”); and

(ii)
the adoption of the Merger Agreement (the “Merger Proposal” and, together with the Reverse Stock Split Proposal, the “Enzon Proposals”), as described in the Company’s prospectus/consent solicitation/offer to exchange, as filed with the Securities and Exchange Commission (the “SEC”) on January 28, 2026 and declared effective by the SEC on January 30, 2026 (the “Prospectus/Consent Solicitation/Offer to Exchange”).

On February 11, 2026, Enzon announced that the requisite number of consents had been received from its stockholders for the Consent Solicitation. The Enzon Proposals were approved by the requisite vote of a majority of the outstanding shares of Enzon Common Stock as of January 29, 2026, which was the “Record Date” for the Consent Solicitation. As of the Record Date, there were 74,214,603 shares of Enzon Common Stock outstanding and entitled to vote. The Reverse Stock Split Proposal was approved by stockholders holding 40,993,338 shares of Enzon Common Stock or 55.2% of the issued and outstanding shares of Enzon Common Stock. The Merger Proposal was approved by stockholders holding 42,350,448 shares of Enzon Common Stock or 57.1% of the issued and outstanding shares of Enzon Common Stock. A sufficient number of Enzon’s stockholders consented to approve the Enzon Proposals as of 8:00 a.m., Eastern Time, on February 11, 2026.
Series C Exchange Offer
On January 30, 2026, Enzon commenced an exchange offer pursuant to which Enzon offered each holder of Enzon Series C Preferred Stock to exchange each share of Enzon Series C Preferred Stock held by such stockholder for a number of shares of Enzon Common Stock equal to (i) the aggregate liquidation preference of each share of Enzon Series C Preferred Stock, divided by (ii) $7.83 (the “Series C Exchange Offer”).
The Series C Exchange Offer will expire at one minute after 11:59 p.m., Eastern Time, on February 27, 2026 unless extended or terminated in Enzon’s sole discretion or in accordance with applicable law. For more information about the Series C Exchange Offer, please see the Prospectus/Consent Solicitation/Offer to Exchange, which was previously mailed to holders of Enzon Common Stock on or about February 4, 2026.
Closing
The Closing is subject to satisfaction or waiver of the remaining conditions to closing set forth in the Merger Agreement. The Enzon Proposals and the conditions to the Closing are described in more detail in the Prospectus/Consent Solicitation/Offer to Exchange. Enzon anticipates that the closing will occur prior to March 31, 2026.

Enzon Board of Directors
As of the date of this Information Statement, the Board of Directors of Enzon currently consists of (i) Randolph C. Read, as Chairman, (ii) Jordan Bleznick, (iii) Jaffrey (Jay) A. Firestone and (iv) Stephen T. Wills.
Combined Company Board of Directors
Pursuant to the terms of the Merger Agreement, each of Mr. Firestone and Mr. Wills will tender his resignation as a director of the Company effective as of the Closing. As of the Closing, the size of the Board of Directors of the Combined Company will increase to seven (7) individuals, which will consist of (i) Randolph C. Read, (ii) Jordan Bleznick, (iii) Robert Flint, (iv) Colin Kwak, (v) Dustin DeMaria, (vi) Kenneth Shea and (vii) Peter K. Shea.
To the Company’s knowledge, the nominees have not been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

VOTING SECURITIES
As of the date of this Information Statement, Enzon is authorized to issue up to (i) 170,000,000 shares of Enzon Common Stock and (ii) 3,000,000 shares of preferred stock, of which 74,214,603 shares of Enzon Common Stock are issued and outstanding and 40,000 shares of Enzon Series C Preferred Stock are issued and outstanding.
Based on the number of shares of Enzon Common Stock outstanding as of the Record Date for the Consent Solicitation, a total of approximately 14,428,869 shares of Enzon Common Stock (after giving effect to Reverse Stock Split) and 723 shares of Enzon Series C Preferred Stock would remain outstanding immediately after the completion of the Merger (if none of the shares of Enzon Series C Preferred Stock held by holders other than the IEH Parties are exchanged for shares of Enzon Common Stock in the Series C Exchange Offer). Pursuant to the terms of the Merger Agreement, prior to the completion of the Merger, the IEH Parties are required to exchange their 39,277 shares of Enzon Series C Preferred Stock for shares of Enzon Common Stock and, accordingly, following the completion of the Merger, the IEH Parties will not hold any shares of Enzon Series C Preferred Stock. For additional information regarding the IEH Parties, please see the section of this Information Statement entitled “Certain Relationships and Related Party Transactions”.
Each holder of Enzon Common Stock is entitled to one (1) vote per share on all matters submitted to a vote of stockholders. A matter submitted for stockholder action is approved if a majority of the votes cast at such meeting by the holders of Enzon Common Stock present in person or represented by proxy and entitled to vote thereon are cast “for” the matter, unless a greater or different vote is required by any applicable law or regulation, the rights of any authorized series of preferred stock or Enzon’s organizational documents. Subject to any rights of the holders of any series of preferred stock pursuant to applicable law or the certificate of designations creating that series, all voting rights are vested in the holders of shares of Enzon Common Stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth certain information with respect to the beneficial ownership of Enzon Common Stock immediately before and after the Closing of the Merger by:
(i)
each person who is known by us to beneficially own more than 5% of our issued and outstanding Enzon Common Stock;

(ii)
each of our current executive officers and directors; and

(iii)
all of our executive officers and directors as a group.

Unless otherwise indicated, it is believed that all persons named in the table below have sole voting and investment power with respect to all shares of Enzon Common Stock beneficially owned by them.
Name of Beneficial Owner	Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% Stockholders Prior to Closing:(1)
Carl C. Icahn and affiliated entities	36,056,636(2)	48.6%
Jonathan Couchman and affiliated entities	7,743,954(3)	10.4%
Directors and Named Executive Officers Prior to Closing:(4)
Randolph C. Read	200,000	*
Jordan Bleznick	100,000	*
Jaffrey (Jay) A. Firestone	—	—
Stephen T. Wills	—	—
Richard L. Feinstein	—	—
All directors and executive officers as a group (5 persons)	300,000	*
5% Stockholders of the Combined Company Following the Closing:(5)
Carl C. Icahn and affiliated entities(6)	13,465,192	93.32%
Directors and Executive Officers Following the Closing:(7)
Jordan Bleznick	1,000	*
Dustin DeMaria	—	—
Robert E. Flint	—	—
Colin Kwak	—	—
Randolph C. Read	2,000	*
Kenneth Shea	—	—
Peter K. Shea	—	—
Thomas D. Davis	16,792	*
Michael Blecic	99	*
Armando Herrera Jr.	—	—
Joseph D. King	—	—
John Plescia	—	—
Robert Schouten	—	—
Mackenzie Stender	—	—
Jan Stevens	—	—
All directors and executive officers as a group (15 persons)	19,891	*

*
Represents beneficial ownership of less than one percent (1%) of the shares of Enzon Common Stock.

(1)
The pre-Closing calculation of the percentage of shares of Enzon Common Stock beneficially owned is based on 74,214,603 shares of Enzon Common Stock outstanding on January 28, 2026.

(2)
Information concerning stock ownership was obtained from Amendment No. 18 to the Schedule 13D filed with the SEC on January 30, 2026, by Carl C. Icahn and various entities affiliated with him. Mr. Icahn was reported to share voting and dispositive power over all 36,056,636 shares of Enzon Common Stock with entities affiliated with him. The principal business address for Carl C. Icahn and entities affiliated with him is 16690 Collins Avenue, Suite PH-1, Sunny Isles Beach, FL 33160.

(3)
Information concerning stock ownership was obtained from Amendment No. 2 to the Schedule 13D filed with the SEC on September 17, 2020 and the Form 4 filed August 17, 2021 by Jonathan Couchman, Couchman Family Fund, Xstelos Corp. and Myrexis, Inc. Mr. Couchman reported sole voting and dispositive power over 4,717,666 shares and shared voting and dispositive power over the shares directly held by Couchman Family Fund, Xstelos Corp. and Myrexis, Inc. The Form 4 reported that Couchman Family Fund directly held 350,000 shares, Xstelos Corp. directly held 2,043,024 shares and Myrexis, Inc. directly held 633,264 shares, and each reported shared voting and dispositive power over such shares. The principal business address for Mr. Couchman, Couchman Family Fund and Myrexis, Inc. is c/o Couchman Management LLC, 600 Fifth Avenue, 2nd Floor, New York, New York 10020. The principal business address for Xstelos Corp. is 1105 North Market Street, Suite 1300, Wilmington, DE 19801.

(4)
The address for each of the directors and named executive officers listed in this table prior to the Closing is c/o Enzon Pharmaceuticals, Inc., 20 Commerce Drive, Suite 135, Cranford, New Jersey, 07016.

(5)
The post-Closing calculation of the percentage of shares of the Combined Company Common Stock beneficially owned is based on a total number of shares of Combined Company Common Stock of 14,428,869.

(6)
The address for Carl C. Icahn and entities affiliated with him is 16690 Collins Avenue, Suite PH-1, Sunny Isles Beach, FL 33160.

(7)
The address for each of the directors and executive officers of the Combined Company following the Closing is c/o 333 East Butterfield Road, Suite 400, Lombard, Illinois 60148, Attention: Joseph D. King, Secretary.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE
Our Board of Directors currently consists of four (4) individuals, (i) Randolph C. Read, (ii) Jordan Bleznick, (iii) Jaffrey (Jay) A. Firestone, and (iv) Stephen T. Wills. As of the Closing, the size of the Board of Directors of the Combined Company will increase to seven (7) individuals, which will consist of (i) Randolph C. Read, (ii) Jordan Bleznick, (iii) Robert Flint, (iv) Colin Kwak, (v) Dustin DeMaria, (vi) Kenneth Shea and (vii) Peter K. Shea.
Pre-Closing Officers and Directors
The following sets forth information regarding the Company’s officers and directors as of the date of this Information Statement:
Name	Age	Position(s)
Randolph C. Read	73	Chairman of the Board of Directors
Jordan Bleznick	70	Director
Jaffrey (Jay) A. Firestone	69	Director
Stephen T. Wills	69	Director
Richard L. Feinstein	82	Chief Executive Officer, Chief Financial Officer and Secretary
Randolph C. Read — Mr. Read has been a director of Enzon since August 2020, and since that time has served as Enzon’s Chairman of the Board and Chairman of the Finance and Audit Committee. Mr. Read has been President and Chief Executive Officer of Nevada Strategic Credit Investments, LLC for more than five years and has been President and Chief Executive Officer of International Capital Markets Group, Inc. for more than five years. Mr. Read has served since November 2018 as an independent manager/ director and Chairman of the Board of Managers of New York REIT Liquidating, LLC, a successor to New York REIT, Inc., a publicly traded (NYSE) real estate investment trust, where Mr. Read served as an independent director from December 2014 to November 2018, including as Chairman of its Board of Directors from June 2015 to November 2018. Mr. Read has served as an independent Director of SandRidge Energy, Inc. (NYSE), an oil and natural gas exploration and production company, since June 2018, and has served as an independent Director of Virtuix Holdings, Inc. (NASDAQ), a virtual reality gaming systems and products company, since August 2025. Mr. Read previously served as an independent director of Luby’s Inc. (NYSE) from August 2019 to August 2021. Mr. Read has previously served as President of a variety of other companies and has previously served on a number of public and private company boards. Mr. Read is admitted as a Certified Public Accountant and has an M.B.A. in Finance from the Wharton Graduate School of the University of Pennsylvania and a B.S. from Tulane University.
Jordan Bleznick — Mr. Bleznick has been a director of Enzon since August 2020. From April 2002 through his retirement in April 2023, Mr. Bleznick was the Vice President/Taxes of Starfire Holding Corporation, a privately held holding company controlled by Carl C. Icahn. From April 2002 through his retirement in April 2023, Mr. Bleznick was the Chief Tax Counsel for various Affiliates of Mr. Icahn. From March 2023 until October 2025, Mr. Bleznick was a director and Chairman of the Board, and member of the compensation committee, of the general partner of CVR Partners, LP, a public nitrogen fertilizer company controlled by Mr. Icahn. From April 2021 until April 2023, Mr. Bleznick was a director for various other Affiliates of Mr. Icahn, including American Entertainment Properties Corp., which is the primary operating subsidiary of Icahn Enterprises L.P. From March 2000 through March 2002, Mr. Bleznick was a partner in the New York City office of the law firm DLA Piper. From March 1984 until February 2000, Mr. Bleznick was an associate and then a partner in the New York City law firm Gordon Altman Weitzen Shalov and Wein. Mr. Bleznick received a B.A. in Economics from the University of Cincinnati, a J.D. from The Ohio State University College of Law and an L.L.M. in Taxation from the New York University School of Law.
Jaffrey (Jay) A. Firestone — Mr. Firestone has been a director of our Company since June 2022. He has served as Chairman and Chief Executive Officer at Prodigy Pictures Inc., a producer of film, television and cross-platform media, since 2006. Previously, Mr. Firestone established Fireworks Entertainment in 1996 to produce, distribute and finance television programs and feature films. In 1998, Fireworks Entertainment was acquired by CanWest Global Communications Corporation and Mr. Firestone was named chairman and chief executive officer and oversaw the company’s Los Angeles and London based television operations as well as its Los Angeles feature film division, Fireworks Pictures. In addition, Mr. Firestone oversaw the company’s interest in New York based IDP Distribution, an independent distribution and marketing company formed by Fireworks Entertainment in 2000 as a joint venture with Samuel Goldwyn Films and Stratosphere Entertainment. Mr. Firestone has served on the board of directors for the Academy of Canadian Cinema and Television and the Academy of Television Arts and Sciences International Council in Los Angeles. Mr. Firestone has led two initial public offerings. Mr. Firestone has been a director of CVR Energy, Inc. (NYSE), a diversified holding company primarily engaged in the renewables, petroleum refining and marketing business, since April 2020 and SandRidge Energy, Inc. (NYSE) since May 2021, and previously served as a director of Voltari Corporation, a commercial real estate company, from July 2011 through September 2019. Mr. Firestone obtained a degree in commerce from McMasters University.
Stephen T. Wills — Mr. Wills, CPA, MST, currently serves as the Chief Financial Officer, Treasurer, Secretary (since 1997), and Chief Operating Officer (since 2011), of Palatin Technologies, Inc. a biopharmaceutical company developing medicines based on molecules that modulate the activity of the melanocortin receptor system. Mr. Wills has served on the board of directors of MediWound Ltd. (Nasdaq: MDWD), a biopharmaceutical company focused on treatment in the fields of severe burns, chronic and other hard to heal wounds, since April 2017, and as chairperson from October 2017 until August 2022, and is the chair of the audit committee and a member of the compensation committee. Mr. Wills served on the board of directors of Gamida Cell Ltd., a cellular and immune therapeutics company, and as chair of the audit committee and a member of the compensation committee, from March 2019 through June 2024, when Gamida was acquired by Highbridge Capital Management. Mr. Wills served as the Chief Financial Officer of Cactus Acquisition Corp, a Special Purpose Acquisition Company, from November 2021 until March 2024, when a new sponsor acquired majority ownership. Mr. Wills served on the board of directors of Amryt Pharma, a biopharmaceutical company focused on developing and delivering treatments to help improve the lives of patients with rare and orphan diseases, and as chair of the audit committee and a member of the compensation committee, from September 2019 through April 2023, when Amryt was acquired by Chiesi Farmaceutici. Mr. Wills, a certified public accountant, earned his Bachelor of Science in accounting from West Chester University, and a Master of Science in taxation from Temple University.
Richard L. Feinstein — Mr. Feinstein has served as our Chief Executive Officer, Chief Financial Officer, and Secretary since February 2021, having previously served as Vice President — Finance and Chief Financial Officer since March 2016. Prior to that, Mr. Feinstein served as our Vice President — Finance and Principal Financial Officer since December 2013. Mr. Feinstein is a retired partner of KPMG LLP and currently a private consultant providing management and financial advice to clients in a variety of industries. From 2015 to 2019, he provided financial consulting services to General Cannabis Corp, a public company. During July 2016, he provided consulting services to Hamaspik, Inc. From September 2010 to July 2013, as a consultant, he was the Chief Financial Officer of Ameritrans Capital Corporation. From April 2004 to December 2004, Mr. Feinstein, as a consultant, served as Chief Financial Officer for Image Technology Laboratories, Inc., a developer and provider of radiological imaging, archiving and communications systems. From December 1997 to October 2002, Mr. Feinstein was Senior Vice-President and Chief Financial Officer for The Major Automotive Companies, Inc., formerly a diversified holding company, but now engaged solely in retail automotive dealership operations. Mr. Feinstein has served on boards of both publicly-held and not-for-profit enterprises. Mr. Feinstein previously served as a board member and chair of the audit committee of MKTG, Inc.; a board member and chief financial officer of the not-for-profit USA Fitness Corps; a board member and chair of the audit committee of EDGAR Online, Inc.; a board member and chair of the finance committee of the New York Road Runners; and a member of the executive committee of the Association for a Better New York. Mr. Feinstein, a certified public accountant, received a BBA degree from Pace University. Mr. Feinstein also served in the United States Marine Corps.
Post-Closing Officers and Directors
Pursuant to the terms of the Merger Agreement, effective as of the Closing, the Board of Directors of the Company will consist of seven directors, and each director will serve until the expiration of his/her term, until his/her successor(s) shall have been duly elected or appointed and qualified or until his/her earlier death, resignation or removal in accordance with the Combined Company’s organizational documents.

The following sets forth information regarding the Company’s officers and directors effective as of the Closing of the Merger:
Name	Age	Position(s)
Jordan Bleznick	70	Director
Dustin DeMaria	36	Director
Robert Flint	48	Director
Colin Kwak	50	Director
Randolph C. Read	73	Director
Kenneth Shea	67	Director
Peter K. Shea	74	Director
Thomas D. Davis	70	President, Chief Executive Officer
Michael Blecic	57	Vice President, Chief Accounting Officer and Treasurer
Armando Herrera Jr.	48	Vice President of Global Human Resources
Joseph D. King	58	Senior Vice President, General Counsel & Secretary
John Plescia	63	Vice President, General Manager, Americas
Robert Schouten	48	Vice President and General Manager, EMEA and Asia
Mackenzie Stender	40	Interim Chief Financial Officer
Jan Stevens	64	Vice President of Quality and Technology
Jordan Bleznick — See biographical information above.
Dustin DeMaria — Mr. DeMaria has been a director of Viskase since March 2023. He joined Icahn Enterprises L.P., a diversified holding company engaged in a variety of businesses, including investment, energy, automotive, food packaging, real estate, home fashion and pharma, in February 2022 and serves as a Senior Analyst. Prior to his position at IEP, from May 2021 to February 2022, Mr. DeMaria served as a Director at Zipari, a portfolio company of Thoma Bravo. Prior to Zipari, Mr. DeMaria worked as an investment banking associate at Moelis & Company. Mr. DeMaria has served as a director of CVR Energy, Inc. since March 2024 and of Centuri Holdings, Inc. since November 2025. Icahn Enterprises L.P., CVR Energy, Inc. and Viskase are indirectly controlled by Mr. Carl C. Icahn. Mr. DeMaria received a Master of Business Administration from the S. C. Johnson College of Business at Cornell University and a Bachelor of Business Administration from Roanoke College.
Robert Flint — Mr. Flint has been the chairman of the Viskase Board since March 2025. In March 2025, Mr. Flint was appointed as the chairman of the board of CVR Energy Inc., a diversified holding company primarily engaged in the petroleum refining and marketing business. Mr. Flint has served in various roles at Icahn Enterprises L.P., a diversified holding company engaged in a variety of businesses, including investment, energy, automotive, food packaging, real estate, home fashion and pharma, including Chief Accounting Officer (since January 2024), Director of Accounting (from 2021 – 2023) and Chief Audit Executive (from 2020 to 2021). Icahn Enterprises L.P., CVR Energy, Inc. and Viskase are indirectly controlled by Mr. Carl C. Icahn. Since 2024, Mr. Flint has served as a director at each of Icahn Automotive Group LLC (beginning October 2024), Vivus LLC (beginning July 2024), WestPoint Home LLC (beginning July 2024), and The Pep Boys-Manny, Moe & Jack Holding Corp. (beginning July 2024). Mr. Flint received a Bachelor of Science in Accounting and Finance from the University of Dayton School of Business Administration.
Colin Kwak — Mr. Kwak has been a director of Viskase since March 2025. In March 2025, Mr. Kwak was appointed to the board of CVR Energy Inc., a diversified holding company primarily engaged in the petroleum refining and marketing business, where he also serves on the Compensation and Governance committees. Mr. Kwak has served as the head trader at Icahn Capital LP, a diversified holding company, since February 2022. Icahn Capital LP, CVR Energy, Inc. and Viskase are indirectly controlled by Mr. Carl C. Icahn. From July 2000 to November 2018, Mr. Kwak held various roles, including Head of Trading, at Gruss

Capital Management LP, a manager of pension, retirement, health and welfare funds. Mr. Kwak received a Bachelor of Arts from the University of North Carolina, Wilmington and a Juris Doctor from Miami School of Law.
Randolph C. Read — See biographical information above.
Kenneth Shea — Mr. Shea has been a director of Viskase since April 2020 and serves on Viskase’s Audit Committee. He is a Co-Founder and Managing Principal of Manufactured Housing Partners, LLC, (“MHP LLC”) a private, real estate investment fund focused on the acquisition and operation of manufactured housing communities. Prior to founding MHP LLC in 2022, Mr. Shea was an Investment Partner with Pilot Growth Equity, a venture capital firm focused on growth-stage technology companies, from January 2020 to December 2022. Previously, Mr. Shea was a Senior Managing Director at Guggenheim Securities, LLC, from September 2014 to December 2019, where he ran the Firm’s Real Estate, Gaming & Leisure investment banking department; President of Coastal Capital Management, LLC, a developer of luxury resort & entertainment properties from September 2009 to September 2014; a Managing Director for Icahn Capital LP, from July 2008 to August 2009; and a Senior Managing Director at Bear, Stearns & Co. Inc, where he ran the Firm’s Gaming & Leisure Investment Banking practice, and was employed from March 1996 to June 2008. Mr. Shea currently serves on the Board of Directors of Kindred Group, Plc, a Stockholm-based online casino & sports wagering company, where he is a member of the Audit Committee; and Lifepoint Health, a privately-held provider of health care services. Previously, Mr. Shea served on the boards of Sunlight Financial Holdings Inc., a provider of financing for home solar systems; Equity Commonwealth, a commercial office REIT, where he was Chairman of the Compensation Committee; Hydra Industries, a special purpose acquisition company which successfully completed the acquisition of Inspired Entertainment, a gaming company in the United Kingdom; Perthera.ai, a venture-backed data science company in the precision medicine sector; and CVR Refining, a mid-continent refiner, where he served as Chairman of the Audit Committee. Mr. Shea received his MBA from the University of Virginia, and his BA in Economics, Magna cum laude, from Boston College.
Peter K. Shea — Mr. Shea has served as a director of Viskase since October 2006, where he is currently chairman of the Audit Committee and previously served as chairman of the Compensation Committee. Mr. Shea served as an operating partner of Snow Phipps Group, a private equity firm, from May 2013 to October 2021. He has been a director of CVR Partners LP, a public nitrogen fertilizer producer, since May 2014 where he is currently Chairman of the Environmental, Health and Safety Committee and a member of the Audit Committee. CVR Partners and Viskase are indirectly controlled by Mr. Carl C. Icahn. From September 2015 to September 2019, Mr. Shea served as chairman of the board of directors of Voltari Corporation, a commercial real estate company. From March 2019 to November 2020, Mr. Shea served on the board of directors of Hennessy Capital IV, a special purpose acquisition company. Mr. Shea has previously served as Chairman of each of FeraDyne Outdoors LLC, a private company which manufactures hunting and fishing accessories; Teasedale Foods, a private company and a processor of Hispanic food products; and chairman of Decopac Inc., a private company, which is a B2B food processing supplier. Mr. Shea has also served as a Director, Chairman, Executive Chairman, Chief Executive Officer, President or Managing Director of a variety of companies including Icahn Enterprises, L.P., H.J. Heinz Company Europe, John Morrell & Company, Specialty Meats Company, Grupo Polymer United Latin America, Roncadin GmbH, Premium Standard Farms, New Energy Company of Indiana and United Brands Company where he was Head of Global Corporate Development. He has an MBA from the University of Southern California and a BBA from Iona College.
Thomas D. Davis — Mr. Davis has served as the President and Chief Executive Officer of Viskase since December 2025. Prior to joining Viskase, Mr. Davis served as the President of North America at Kalle GmbH, a manufacturer of casings and nets for food packaging and technical applications, from July 2020 to July 2025. Prior to joining Kalle, Mr. Davis served as President and Chief Executive Officer of Viskase from 2007 to 2019 and also as Chairman from 2012 until 2019. Before joining Viskase in 2007, Mr. Davis served as President and Chief Executive Officer of Specialty Foods Group, Inc., a producer of premium meat products (January 2000 to December 2006). He also served in various executive positions with Smithfield Foods, Inc. (December 1996 to December 1999), and in various operational and financial roles with John Morrell & Company from 1980 until it was acquired by Smithfield Foods in 1995. Mr. Davis also served on the Board of Directors of Welbilt, Inc. from 2018 until 2019, which is partially owned indirectly by

Mr. Carl C. Icahn. Mr. Davis holds a B.S. in Chemistry from The State University of New York at Plattsburgh and an MBA from Benedictine University.
Michael Blecic — Mr. Blecic has served as Vice President, Chief Accounting Officer and Treasurer of Viskase since February 2013. Mr. Blecic joined Viskase in 1995 and has served in numerous positions over his tenure with Viskase. From 2019 to 2023, Mr. Blecic served as the chief financial officer of Viskase and as the director of accounting for Viskase from 2005 to 2013. Mr. Blecic received a BA from the University of Illinois, Chicago.
Armando Herrera Jr. — Mr. Herrera has been the Vice President of Global Human Resources of Viskase since April 2024. Mr. Herrera has over 25 years of human resources experience with 15 of those years serving in related leadership roles including, but not limited to, Head of Human Resources from April 2021 to March 2024 at Smithfield Foods, a global processor of protein, Senior Director of Human Resources from November 2018 to October 2020 at Voyant Beauty, an integrated network of innovation and contract manufacturing capabilities for beauty and personal care products, and Director of Human Resources from August 2017 to November 2018 at Sloan Valve Company, a manufacturer of water-efficient solutions for commercial and residential buildings. He received a BA from Robert Morris University and a Masters Degree in Human Resource Management from DeVry University.
Joseph D. King — Mr. King has been the Senior Vice President, General Counsel and Secretary of Viskase since May 2022. From 2004 to 2022, Mr. King was the Vice President, General Counsel and Secretary of PSC Metals, Inc., a scrap metal processor that provides services to both generators and consumers of scrap with 14 facilities located in the U.S. and Canada. PSC Metals was a Subsidiary of Icahn Enterprises, LP until it was acquired by SA Recycling LLC in December 2021. He received his BA from The Ohio State University and a JD from Cleveland-Marshall College of Law.
John Plescia — Mr. Plescia has served as the Vice President, General Manager, Americas for Viskase since rejoining Viskase in December 2025. Prior to rejoining Viskase, Mr. Plescia was the Vice President of Finance and Operations at Prairie City Bakery, wholly owned subsidiary of Mckee Foods, from 2018 to 2024. Prairie City Bakery is a national frozen baked goods supplier to convenient retailers and foodservice operators. From 2006 to 2017 at Viskase, Mr. Plescia held positions as Chief Financial Officer (2012 – 2017) and Global Finance Director (2006 – 2012). Mr. Plescia previously spent 24 years at Sara Lee Corporation in Finance, Operations, and Commercial leadership roles. Mr. Plescia received a Bachelor of Science in Accountancy from Northern Illinois University and MBA from Lake Forest Graduate School of Management.
Robert Schouten — Mr. Schouten has served as Viskase GmbH’s Vice President and General manager for EMEA and Asia since September 2025. Mr. Schouten has over 20 years of experience in the natural casings industry, having held senior leadership roles in purchasing, sales and business development. Before joining Viskase, from May 2002 to June 2025, he served as Managing Director for North America and as global Chief Commercial Officer at Van Hessen B.V., a producer and distributor of natural casings and meat products. Mr. Schouten holds a Master of Science in Business Administration from the University of Groningen in the Netherlands.
Mackenzie Stender — Mr. Stender was appointed to serve as Viskase’s Interim Chief Financial Officer on November 1, 2025 through Silverman Consulting, Inc. In 2025, Mr. Stender joined Silverman Consulting, Inc., bringing 17 years of finance and executive leadership experience to support clients across financial, operational, and advisory functions. From July 2024 to April 2025, he served as chief financial officer of Homewerks Worldwide LLC, a global home-goods distributor backed by H.I.G. Capital, overseeing financial operations. From February 2019 to May 2024, he held progressive leadership roles at Iceberg Enterprises LLC, a family-owned office products and contract blow-mold manufacturer and distributor. His responsibilities at Iceberg Enterprises LLC expanded over time, serving as Director of Finance and Controller (2019), Chief Financial Officer (2020 – 2023), President and Chief Operating Officer (2023), and ultimately Chief Executive Officer (2023 – 2024). From October 2014 to February 2019, he worked in the transaction advisory practice at FGMK, advising clients on buy- and sell-side transactions across manufacturing, industrial, CPG, health care, and consumer sectors. Earlier, he was a derivatives trader with proprietary firms in Chicago from 2008 to 2012, and from 2013 to 2014 he worked in PricewaterhouseCoopers’ audit practice serving clients in private equity, health care, mutual funds, and real estate. Mr. Stender is a Certified Public Accountant and holds a Bachelor of Science in Business with a concentration in Finance from the University of Colorado.
Jan Stevens — Mr. Stevens has served as the Vice President of Quality and Technology at Viskase since July 2024. From 2020 to 2024, Mr. Stevens served as the Global Vice President of Quality and Technology at Voyant Beauty, an integrated network of innovation and contract manufacturing capabilities for beauty and personal care products. Prior to that, Mr. Stevens served as the Vice President of Quality and Regulatory at KIK Custom Products, a private label manufacturer of consumer products, including those in the household, pool, and auto categories, from 2018 to 2020. Mr. Stevens received a Doctor of Pharmacy degree from the University of Ghent in Belgium.
Involvement in Certain Legal Proceedings
During the past ten years, none of the Company’s executive officers, directors or nominees has (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
During the past ten years (i) no petition has been filed under federal bankruptcy laws or any state insolvency laws by or against any of our executive officers, directors or nominees, (ii) no receiver, fiscal agent or similar officer was appointed by a court for the business or property of any of our executive officers, directors or nominees, and (iii) none of our executive officers, directors or nominees was an executive officer of any business entity or a general partner of any partnership at or within two years before the filing of a petition under the federal bankruptcy laws or any state insolvency laws by or against such entity. All of the Company’s executive officers, directors and nominees listed above are U.S. citizens.
As of the date hereof, we are not subject to any material legal proceedings, nor, to our knowledge, are any material legal proceedings threatened against us or any of our executive officers or directors in their corporate capacity.
We are not aware of any material proceedings in which any director, executive officer or affiliate of the Company, any owner of record or beneficial owner of more than 5% of the Enzon Common Stock, or any associate of any such director, officer, affiliate or security holder is a party adverse to us or any of our subsidiaries or has a material interest adverse to us or any of our subsidiaries.
Number and Terms of Office of Officers and Directors
We currently have four (4) directors. From and after the Closing, we will have seven (7) directors.
Prior to the Closing, any vacancy on the Board of Directors may be filled solely by a majority vote of the directors then in office, whether or not a quorum.
Our officers are appointed by the Board and serve at the discretion of the Board, rather than for specific terms of office. Our Board is authorized to appoint persons to the offices set forth in our organizational documents as it deems appropriate. Currently, Enzon has one executive officer, Mr. Richard L. Feinstein, who has served as our Chief Executive Officer, Chief Financial Officer, and Secretary since 2021.
Board Role in Risk Oversight
Our management is responsible for assessing and managing risks in our business, subject to oversight by the Board. The Board is responsible for overseeing the Company’s processes for assessing and managing risk. Each of the Chief Executive Officer and Chief Financial Officer and the Chairman of our Board, with input as appropriate from other appropriate management members, will report and provide relevant information directly to either the Board and/or the Finance and Audit Committee on various types of identified material financial, reputational, legal, operational and business risks to which the Company is or may be subject, as well as mitigation strategies for relevant risks. The Board focuses on our general risk oversight strategy and understanding the ways in which management proactively manages risks and ensures that appropriate risk mitigation strategies are implemented by management. The Finance and Audit Committee of the Board assists the Board in this oversight responsibility in its area of responsibility as described in this Information Statement.
Annual Meeting
The Company did not hold an annual general meeting during its fiscal year ended December 31, 2025. The Board has conducted its business during the fiscal year ended December 31, 2025, at board meetings or through unanimous written resolutions of its directors. For more information regarding the background to the Merger, please see the Prospectus/Consent Solicitation/Offer to Exchange, which was previously mailed to holders of Enzon Common Stock on or about February 4, 2026.
Director Independence
Currently, Messrs. Read, Bleznick, Firestone and Wills are “independent directors” as defined in the applicable exchange listing standards and applicable SEC rules.
Committees of the Board of Directors
Our Board of Directors currently has two committees: a Finance and Audit Committee and a Special Committee. Our Finance and Audit Committee is comprised of Mr. Read, who is chairman of the committee, Mr. Firestone and Mr. Wills. Each member of our Finance and Audit Committee is an independent director. Our Board has determined that Mr. Read satisfies the definition of “audit committee financial expert” within the meaning of Item 407(d)(5) of Regulation S-K. Our Finance and Audit Committee operates under a charter that was approved by our Board of Directors and its primary purpose is to monitor: (i) the integrity of Enzon’s financial reporting process and financial statements, (ii) the systems of internal controls and controls over financial reporting, (iii) compliance with legal and regulatory requirements, and (iv) the performance and independence of Enzon’s independent registered public accounting firm. The charter of our Finance and Audit Committee is available on our website.
We have not yet determined the composition of the Finance and Audit Committee following the Closing of the Merger. We will announce the composition of the Finance and Audit Committee effective as of the Closing in the Current Report on Form 8-K that we will file with the SEC relating to the Closing of the Merger.
Our Board of Directors believes that, considering our size and limited operations, decisions relating to director nominations can be made on a case-by-case basis by the Board of Directors without the formality of a nominating committee or a nominating committee charter.
Our Special Committee was formed on January 7, 2025, comprised of Messrs. Read and Wills. Given the significant ownership of the IEH Parties in both Enzon and Viskase, and the potential for conflicts of interest, the Enzon Board established the Enzon Special Committee of independent and disinterested directors to, among other things, analyze, evaluate and oversee a potential transaction with Viskase. Each member of the Enzon Special Committee satisfied the applicable criteria for (A) determining director independence from Enzon stockholders and Viskase stockholders, as applicable, under the listing standards of the Nasdaq and (B) being a “disinterested director” (as defined in Section 144(e)(4) of the DGCL). For more information regarding the Special Committee, please see the Prospectus/Consent Solicitation/Offer to Exchange, which was previously mailed to holders of Enzon Common Stock on or about February 4, 2026.
Code of Conduct and Corporate Values
We adopted a Code of Conduct and Corporate Values (the “Code of Conduct”) applicable to our directors, officers and employees in accordance with applicable federal securities laws. A copy of the Code of Conduct is available on our website.
Insider Trading Policy
We maintain an insider trading policy. We believe our insider trading policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations. The insider trading policy governs the purchase, sale and/or other dispositions of our securities and applies to all officers, directors, and employees. The Code of Conduct expands the insider trading policies to partners, including family members, relatives or friends. The Code of Conduct also extends the insider trading policy to temporary insiders, i.e., those individuals who have a special confidential relationship in the conduct of our affairs and, as a result, are given access to information solely for our purpose.
Compliance with Section 16(a) of the Exchange Act
Section 16(a) of the Exchange Act requires our officers, directors and persons who beneficially own more than 10% of the Enzon Common Stock to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish us with copies of all Section 16(a) forms they file. To the Company’s knowledge, during the year ended December 31, 2025, there was no delinquent filer.
No Appraisal Rights
Under Delaware law, Enzon stockholders are not entitled to exercise any dissenters’ or appraisal rights in connection with the Merger.
Stockholder Communications
A stockholder who wishes to communicate with the Board may do so by directing a written request addressed to the Board at the address appearing on the first page of this Information Statement.

COMPENSATION OF DIRECTORS AND OFFICERS
Each non-employee director of Enzon is compensated in the amount of $5,000 per month (payable in advance and earned when paid). The annual cash compensation is payable quarterly at the beginning of each quarter. As compensation for services rendered in connection with their service on a special committee of the Board formed in connection with the Merger consisting only of independent and disinterested directors (the “Enzon Special Committee”), each of Mr. Read and Mr. Wills is entitled to (i) a cash fee of $15,000 per month, payable in advance and earned when paid, during the period of time that the Enzon Special Committee is constituted and (ii) reimbursement for all travel and incidental expenses incurred in connection with serving on the Enzon Special Committee. The compensation was approved by the Board and was not, and is not, contingent upon the completion of the Merger or any other transaction involving Enzon or Viskase. The cash fee and expense reimbursements are in addition to, not in lieu of, fees payable to Messrs. Read and Wills in their capacity as regular members of the Board. As of the date of this Information Statement, Messrs. Read and Bleznick own 200,000 and 100,000 shares of Enzon Common Stock, respectively. As of the date of this Information Statement, none of Enzon’s other directors own any shares of Enzon Common Stock.
Mr. Feinstein currently serves as our Chief Executive Officer, Chief Financial Officer and Secretary. Mr. Feinstein has served as our Chief Executive Officer, Chief Financial Officer and Secretary since February 2021. In February 2022, the Company entered into a revised consulting agreement with Mr. Feinstein providing for a consulting fee of $200,000 per year and an incentive of up to 25% of the fee at the discretion of our Board, based on the Company’s and Mr. Feinstein’s performance. In 2023, the Board agreed to increase Mr. Feinstein’s consulting fee to $210,000, which fee is paid monthly in advance and earned when paid. Mr. Feinstein also receives reimbursement for reasonable expenses incurred in performing his services. As of the date of this Information Statement, Mr. Feinstein does not own any shares of Enzon Common stock.
Other than fees in respect of services as a director or officer of the Company, no compensation will be paid to the members of the Board or to Mr. Feinstein as a result of the consummation of the Merger. No such director or officer will be entitled to any bonus or other payment that is triggered or payable as a result of the Closing of the Merger.
Viskase’s non-employee directors generally receive an annual cash retainer of $20,000 and an additional per-meeting attendance fee of $1,000. Viskase’s non-employee directors do not receive any option or stock awards. Peter Shea is entitled to an additional fee of $85,000, and each of Kenneth Shea and Stephen T. Maurer is entitled to an additional fee of $80,000, in each case for their service on a special committee related to the Merger (the “Viskase Special Committee”). The additional fee is payable upon the Closing. As compensation for services rendered in connection with their service on the Viskase Special Committee, each member of the Viskase Special Committee is entitled to reimbursement for expenses incurred in connection with such member’s service on the Viskase Special Committee. None of Viskase’s directors own shares of the common stock, par value $0.01 per share, of Viskase (the “Viskase Common Stock”).
After the consummation of the Merger, the executive officers of Viskase will be the executive officers of the Combined Company. For a description of the compensation payable to Viskase’s executive officers during the year ended December 31, 2024, please see the Prospectus/Consent Solicitation/Offer to Exchange. Messrs. Davis and Blecic own 339,558 and 2,009 shares of Viskase Common Stock, respectively. None of Viskase’s other executive officers owns any shares of Viskase Common Stock.
Other than fees in respect of services as a director or officer of the Company, no compensation will be paid to the members of the Board of Directors of Viskase or to the officers of Viskase as a result of the consummation of the Merger. Other than the payment of fees in respect of serving on the Viskase Special Committee that are payable upon Closing, no such director or officer of Viskase will be entitled to any bonus or other payment that is triggered or payable as a result of the Closing of the Merger.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
As of the date hereof, Icahn Enterprises Holdings L.P., a Delaware limited partnership (“IEH”), through its control of American Entertainment Properties Corp., a Delaware corporation (“AEP”), Icahn Partners LP, a Delaware limited partnership (“IPLP”), and Icahn Partners Master Fund LP, a Delaware limited partnership (“IPMF” and collectively, IEH, AEP, IPLP and IPMF, the “IEH Parties”), beneficially owns approximately (i) 48.6% of the issued and outstanding shares of Enzon Common Stock, (ii) 98.2% of the issued and outstanding shares of Enzon Series C Preferred Stock and (iii) 93.97% of the issued and outstanding shares of Viskase Common Stock.
On December 30, 2025, Viskase entered into a securities purchase agreement with AEP, pursuant to which Viskase agreed to issue and sell to AEP in an offering exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) thereof (the “December Offering”) an aggregate of 17,241,380 shares (the “December Offering Shares”) of Viskase Common Stock for a purchase price of $10,000,000.40 or $0.58 per share of Viskase Common Stock. AEP is an Affiliate of IEH. A special committee consisting of independent and disinterested members of the Viskase Board reviewed the December Offering and unanimously recommended that the Viskase Board approve the December Offering and the sale of the December Offering Shares. Viskase intends to use the proceeds from the December Offering for general corporate purposes. The December Offering closed on December 30, 2025.
On January 26, 2026, Viskase entered into a securities purchase agreement with AEP, pursuant to which Viskase agreed to issue and sell to AEP in an offering exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) thereof (the “January Offering”) an aggregate of 25,862,069 shares (the “January Offering Shares”) of Viskase Common Stock for a purchase price of $15,000,000.02 or $0.58 per share of Viskase Common Stock. AEP is an Affiliate of IEH and owns approximately 93.97% of the issued and outstanding shares of Viskase Common Stock. A special committee consisting of independent and disinterested members of the Viskase Board reviewed the January Offering and unanimously recommended that the Viskase Board approve the January Offering and the sale of the January Offering Shares. Viskase intends to use the proceeds from the January Offering for general corporate purposes. The January Offering closed on or about January 26, 2026.
Upon completion of the Merger, Enzon expects that the IEH Parties will hold a substantial majority of the voting power of the Combined Company. Following the Merger, it is expected that the IEH Parties will beneficially own approximately 93.32% of the outstanding shares of the Combined Company Common Stock, assuming all of the Enzon Series C Preferred Stock is exchanged for Shares of Enzon Common Stock. Mr. Icahn is the controlling stockholder and chairman of the board of the general partner of IEH. Because of their substantial ownership and voting power, Mr. Icahn and the IEH Parties may exert significant influence over the management and strategic direction of the Combined Company, including, but not limited to, (i) the declaration of any future dividends, (ii) the ability to control the election, removal or replacement of any one or more members of the board of directors of the Combined Company, (iii) the voting on decisions relating to fundamental corporate actions, consolidations or sales or all or substantially all of the Combined Company’s assets and (iv) the ability to control the approval of various transactions. This concentration of ownership may also discourage or prevent a third party from seeking to acquire control of the Combined Company, even if such a transaction might be beneficial to other stockholders. As a result, the interests of Mr. Icahn and the IEH Parties may not always align with the interests of the Combined Company or its other stockholders.
Given the significant ownership of the IEH Parties in both Enzon and Viskase, and the potential for conflicts of interest, (i) the Enzon Board established the Enzon Special Committee of independent and disinterested directors and (ii) the Viskase Board established the Viskase Special Committee of independent and disinterested directors, in each case to, among other things, analyze, evaluate and oversee a potential transaction with the other party. Each member of the Enzon Special Committee and the Viskase Special Committee, as applicable, satisfied the applicable criteria for (A) determining director independence from Enzon stockholders and Viskase stockholders, as applicable, under the listing standards of the Nasdaq and (B) being a “disinterested director” (as defined in Section 144(e)(4) of the DGCL).
Certain of Enzon’s and Viskase’s executive officers and directors have interests in the Merger that may be different from, or in addition to, the interests of the Enzon stockholders and the Viskase stockholders, respectively. The members of the Enzon Board and the Enzon Special Committee were aware of and considered these interests, among other matters, in evaluating the Merger Agreement and the Merger, and in unanimously recommending that the Enzon stockholders approve the Merger Proposal.
The Enzon Board has adopted a formal written policy that Enzon will not enter into any “related party transaction” (defined consistent with Item 404 of Regulation S-K under the Exchange Act) unless the Finance and Audit Committee of Enzon or a comparable committee of disinterested directors of Enzon approves such transaction. No member of the Finance and Audit Committee or comparable committee of Enzon shall participate in the review or approval of any related party transaction or any material amendment thereto where that member is a related party in that transaction. In reviewing and approving any related party transaction or any material amendment thereto, the Finance and Audit Committee or comparable committee of Enzon shall satisfy itself that it has been fully informed as to the related party’s relationship and interest and as to the material facts of the proposed related party transaction or material amendment, and shall determine that the related party transaction or material amendment thereto is fair to Enzon. As previously disclosed, in January 2025, the Enzon Board formed the Enzon Special Committee and delegated full authority to the Enzon Special Committee to consider, negotiate and vote upon the Merger Agreement, as well as any strategic alternatives that may be put forth with regard to the Merger Agreement. The Enzon Special Committee is comprised of Messrs. Read and Wills.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION
Enzon files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these documents at the SEC’s Public Reference Room at 100 F Street, N.E. Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding issuers, including Enzon, who file electronically with the SEC. The address of that website is www.sec.gov.
Enzon’s SEC filings are also available at https://investor.enzon.com under the tab “SEC Filings” and Viskase’s OTC filings are also available at https://www.otcmarkets.com/stock/VKSC/disclosure. By referring to Enzon’s website, Viskase’s website and the SEC’s website, Enzon and Viskase do not incorporate any such website or its contents into this Information Statement. The Enzon Common Stock is quoted on the OTC under the trading symbol of “ENZN” and the Viskase Common Stock is quoted on the OTC under the trading symbol of “VKSC.”
This information is available to you without charge upon your request in writing, by email or by telephone from Enzon or Viskase at their respective addresses and telephone numbers listed below or by accessing such documents on the websites listed below.
For Enzon Stockholders:	For Viskase Stockholders:
Enzon Pharmaceuticals, Inc. 20 Commerce Drive, Suite 135 Cranford, New Jersey 07016 Phone: (732) 980-4500 investor@enzon.com www.enzon.com	Viskase Companies, Inc. 333 East Butterfield Road, Suite 400 Lombard, Illinois 60148 Phone: (630) 874-0700 joe.king@viskase.com www.viskase.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.
ENZON PHARMACEUTICALS, INC.
Dated: February 26, 2026	By:	/s/ Richard L. Feinstein Name: Richard L. Feinstein Title: Chief Executive Officer, Chief Financial Officer and Secretary